UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

GLOBANT S.A.

FORM 6-K

On July 28, 2025, Globant S.A. (the “Company”) and Ms. Patricia Pomies reached a mutual agreement regarding her resignation from the position of Chief Operating Officer (“COO”) of the Company, effective July 31, 2025.

The Company is not appointing a replacement for the COO position at this time. Instead, Ms. Pomies’ responsibilities will be redistributed among various areas within the organization to ensure a seamless continuation of operations and to leverage the strengths of the existing leadership team.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204 and 333-281049), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: July 29, 2025